Eugene Trowbridge, CCIM	July 2, 2018
Partner
___________ Jillian Sidoti, CCIM Partner	Re:	Alchemy Kings, Inc. Form 1-A Filed May 4, 2018 File Number 024-10833
___________
Nancee Tegeder	To whom it may concern:
Associate Attorney
Please see the answers to your comments below.
Jonathan Nieh
Associate Attorney	Form 1-A filed May 4, 2018
___________
Offering Summary, page 9

___________	1. We note that the shares being offered have no voting rights. Please revise here to briefly explain why the company determined to attach no voting rights to the shares being offered.

The management has elected to designate the shares as “non-voting” for several reasons: 1. Allocating voting rights to the Shareholders, for the time being, would be disingenuous since our officers and directors maintain control with the amount of shares they currently hold. Votes by the shareholders would have virtually no effect. 2. The Company is a new company in a burgeoning industry. At some time in the future, the Company may elect to seat a board of directors for assistance with steering the Company’s business plan. It would inhibit the Company from moving quickly if management was required take a vote to seat such a board; it also may prevent the Company from seating the most qualified board. 3. The industry and law surrounding cannabis is constantly evolving and is risky. The management must be able to make decisions quickly and without hesitation in order to adapt to any potential evolutions. Allowing the Shareholders to vote on such progress could prove cumbersome and regressive.

Mailing Address:	You Will not have a Vote or Influence on the Management of the Company, page 35

38977 Sky Canyon Drive Suite 101 Murrieta CA, 92563 Email: company@crowdfundinglawyers.net Office: (323) 799-1342 Website: www.CrowdfundingLawyers.net

2. Disclosures elsewhere in the Circular indicate that holders of Class A shares will have no voting rights whatsoever. Please revise the second sentence of your risk factor, therefore, to remove the mitigating language that a shareholder will “have a very limited ability...to vote on issues of Company management.” In the alternative, revise your Circular to indicate where a Class A shareholder would have the ability to vote, albeit on a limited basis.

We have amended the risk factor appropriately to reflect the shareholders do not have any voting rights.

Thank you for your attention to this matter.

Please contact the undersigned if you have any questions or need further information with respect to this application.

Sincerely,

/s/ Jillian Sidoti
Securities Counsel

cc: Client